             S O N F I E L D  &  S O N F I E L D
                     A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director Robert@sonfield.com Erin Monroe Legal Assistant Erin@sonfield.com

By facsimile to 703.813.6986

November 17, 2009

Ms. Jessica Plowgian
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington DC 20549-3720

RE:	Arrayit Corporation
Revised Preliminary Information Statement on Schedule 14C
Filed November 6, 2009
File No. 001-16381

Dear Ms. Plowgian:

This letter is in response to your comments about the captioned filing dated November 17, 2009. We propose to add a paragraph under the heading “Unauthorized Common Stock Issuance” on page 4 that reads as follows:

We have been in discussions, on several occasions, with our transfer agent, Standard Registrar & Transfer Company, Inc., in an attempt to determine the exact date or dates when the shares were improperly issued and the number of shareholders who have been unjustly enriched by the transfer agent’s mistakes.  Notwithstanding our diligent efforts, the information apparently cannot be determined from the available records.  Therefore, we intend to pursue our legal rights against the transfer agent as discussed below.

As revised, the section will read as follows:

Unauthorized Common Stock Issuance

On or about July 13, 2009 it came to the attention of the Company that Standard Registrar & Transfer Company, Inc., of Draper, Utah, the Company’s stock transfer agent, in error and without authorization from the Company issued 190,770 common stock of the Company.   It would appear that Standard received certificates from shareholders that existed prior to the March 22, 2009 30:1 reverse stock split, and re-issued certificates for the same number of shares as the original certificate, rather than re-issuing certificates for one-thirtieth of the face value of the surrendered certificate.  In doing so, the Transfer Agent effectively issued additional shares to a select number of shareholders.

We have been in discussions, on several occasions, with our transfer agent, Standard Registrar & Transfer Company, Inc., in an attempt to determine the exact date or dates when the shares were improperly issued and the number of shareholders who have been unjustly enriched by the transfer agent’s mistakes.  Notwithstanding our diligent efforts, the information apparently cannot be determined from the available records.  Therefore, we intend to vigorously pursue our legal rights against the transfer agent as discussed below.

The consequences of said error, made by Standard Registrar & Transfer Company, Inc., are as follows:

1)	the Company has issued 153,246 shares in excess of the number of shares authorized by the Secretary of State for Nevada, which is not permitted by state law.
2)	The Company received no consideration for the issuance of said shares
3)	Some shareholders have been unduly enriched.
4)	The shares were issued without being registered with the Securities Exchange Commission.

The Company has been unable to resolve this issue with its transfer agent and has directed its legal counsel to commence action to (1) force Standard Registrar to purchase, in the open market, for cancellation the 190,770 issued by them in error, and (2) to have Standard Registrar contact each shareholder who received excess shares in error and have said shareholders either return the shares for cancellation if they still hold the shares, or disgorge the profits they incorrectly received.

If this is satisfactory, we will include the paragraph in the Definitive Information Statement.

Very Truly Yours,

/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director